Exhibit 99.5

Highlander Silver Corp.

Consolidated Financial Statements

September 30, 2024

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Highlander Silver Corp.

Opinion

We have audited the accompanying consolidated financial statements of Highlander Silver Corp. (the “Company”), which comprise the consolidated statements of financial position as at September 30, 2024 and 2023, and the consolidated statements of changes in equity, net loss and comprehensive loss, and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2024 and 2023, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the consolidated financial statements, which indicates the Company has financed its operations primarily through the issuance of common shares, has working capital of $756,931, and will continue to require additional funding to maintain its ongoing exploration programs and operations and administration for the next fiscal year. As stated in Note 1, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year ended. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the Material Uncertainty Related to Going Concern section, we have determined the matters described below to be the key audit matters to be communicated in our auditor’s report.

Assessment of Impairment Indicators of Mineral Property Interests (“Mineral Properties”)

As described in Note 5 to the consolidated financial statements, the carrying amount of the Company’s Mineral Properties was $12,125,552 as of September 30, 2024. As more fully described in Note 2 to the consolidated financial statements, management assesses Mineral Properties for indicators of impairment at each reporting period.

The principal considerations for our determination that the assessment of impairment indicators of the Mineral Properties is a key audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the Mineral Properties, specifically relating to the assets’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate these assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the Mineral Properties.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, among others:

●	Evaluating management’s assessment of impairment indicators.

●	Evaluating the intent for the Mineral Properties through discussion and communication with management.

●	Reviewing the Company’s recent expenditure activity and expenditure budgets for future periods.

●	Assessing compliance with agreements and expenditure requirements including reviewing option agreements and vouching payments on a test basis.

●	Obtaining, on a test basis through confirmation of title to ensure mineral rights underlying the Mineral Properties are in good standing.

Accounting for the Acquisition of Reliant Ventures S.A.C.(“Reliant”)

As described in Note 4 to the consolidated financial statements, during the year ended September 30, 2024, the Company completed the acquisition of 100% of the shares of Reliant (the “Transaction”) for consideration totalling $10,570,789. As more fully described in Note 2, judgement is required by the Company to assess whether the Transaction constituted a business combination or an asset acquisition, and in estimating the fair values of the identifiable net assets as at the acquisition date.

We identified the accounting for the Transaction as a key audit matter in respect of whether the set of assets acquired, and liabilities assumed constituted a business, the evaluation of contingent consideration paid, and evaluating the fair value of the net identifiable assets acquired. This matter represented an area of significant risk of material misstatement given the high degree of estimation uncertainty. A high degree of auditor judgment, subjectivity, and effort were required in performing procedures to evaluate management’s significant judgements in assessing the accounting for the Transaction, the evaluation of contingent consideration paid, and evaluating the fair value of the net identifiable assets acquired.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, among others:

●	Evaluating management’s assessment of whether the Transaction constituted an asset acquisition or business combination.

●	Examining and evaluating the contractual terms identified in underlying agreements in connection with the Transaction for consistency with the amounts recorded in the consolidated financial statements.

●	Assessing the adequacy of the disclosures in the consolidated financial statements.

●	Performing audit procedures to ensure the fair value of net identifiable assets acquired.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor’s report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year ended and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Glenn Parchomchuk.

Vancouver, Canada	Chartered Professional Accountants

January 28, 2025

Highlander Silver Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at September 30, 2024 and September 30, 2023
	Note	September 30, 2024	September 30, 2023
Assets
Current assets
Cash and cash equivalents		$2,500,894	$229,702
Receivables		290,357	8,904
Prepaids and other		25,536	14,268
		2,816,787	252,874
Reclamation deposit		59,052	–
Property and equipment	3	94,523	11,096
Mineral property interests	5	12,125,552	254,571
Value-added tax receivable		89,730	–
Total assets		$15,185,644	$518,541
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	8	$372,481	$234,986
Consideration payable	4	1,687,375	–
		2,059,856	234,986
Non-current liabilities
Consideration payable	4	1,687,375	–
Reclamation provision	6	492,426	–
Total liabilities		4,239,657	234,986
Equity
Common shares	7	19,524,567	7,219,766
Reserves	7	1,724,026	1,385,293
Commitment to issue shares	7	46,319	46,319
Foreign currency reserve		(237,224)	(63,983)
Deficit		(10,111,701)	(8,303,840)
Total equity		10,945,987	283,555
Total liabilities and equity		$15,185,644	$518,541

Nature of operations and going concern (Note 1)
Subsequent events (Note 13)

Approved on behalf of the Board of Directors on January 28, 2025:

“Thomas Whelan”	Director	“Javier Toro”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Highlander Silver Corp.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars, except number of shares)

For the years ended September 30, 2024 and September 30, 2023

	Number of Shares	Amount	Reserves	Commitment to issue shares	Foreign currency reserve	Deficit	Total equity
Balance, October 1, 2023	30,460,475	$7,219,766	$1,385,293	$46,319	$(63,983)	$(8,303,840)	$283,555
Bonus shares issued	75,000	46,500	–	–	–	–	46,500
Private placement – units issued	50,514,222	12,231,400	–	–	–	–	12,231,400
Share issue costs on private placement	–	(67,943)	–	–	–	24,923	(43,020)
Shares issued – restructuring payment	146,923	91,094	–	–	–	–	91,094
Fair value reversal on expired stock options	–	–	(291,893)	–	–	291,893	–
Exercise of warrants	25,000	3,750	–	–	–	–	3,750
Share-based payments	–	–	630,626	–	–	–	630,626
Net loss and comprehensive loss	–	–	–	–	(173,241)	(2,124,677)	(2,297,918)
Balance, September 30, 2024	81,221,620	$19,524,567	$1,724,026	$46,319	$(237,224)	$(10,111,701)	$10,945,987
Balance, October 1, 2022	30,372,975	$7,195,766	$1,250,834	$46,319	$(297,520)	$(2,780,948)	$5,414,451
Prior foreign currency translation adjustment	–	–	–	–	–	(64,222)	(64,222)
Fair value reversal on expired stock options	–	–	(90,855)	–	–	90,855	–
Shares issued for mineral property costs	37,500	12,000	–	–	–	–	12,000
Shares issued for services	50,000	12,000	–	–	–	–	12,000
Share-based payments	–	–	225,314	–	–	–	225,314
Net loss and comprehensive loss	–	–	–	–	233,537	(5,549,525)	(5,315,988)
Balance, September 30, 2023	30,460,475	$7,219,766	$1,385,293	$46,319	$(63,983)	$(8,303,840)	$283,555

The accompanying notes are an integral part of these consolidated financial statements.

Highlander Silver Corp.

Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in Canadian Dollars, except share amounts)

For the years ended September 30, 2024 and September 30, 2023

	Note	2024	2023
Expenses
Advertising and promotion		$9,177	$15,238
Bonus expense	7, 8	46,500	–
Consulting expense		13,045	1,119
Depreciation	3	29,608	10,413
Foreign exchange		(26,537)	63,738
Office expenses		217,519	86,679
Professional fees	8	645,652	503,259
Property investigation costs	8	219,365	–
Accretion expense		8,237	–
Restructuring payment	7	91,094	–
Share-based payments	7	630,626	225,314
Transfer agent and filing fees		51,230	19,832
Loss from operations		1,935,516	925,592
Gain on disposal of property and equipment		(11,847)	–
Interest income		(80,052)	(19,353)
Other income		(46,074)	–
Recovery of accounts payable		–	(42,167)
Write-off of receivables		86,540	76,794
Write-off of mineral property interests	5	240,594	4,608,659
Net loss		$2,124,677	$5,549,525
Other comprehensive income
Foreign currency translation adjustment		173,241	(233,537)
Total comprehensive loss		$2,297,918	$5,315,988
Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.03	$0.17
Weighted average number of common shares outstanding
Basic and diluted		67,071,265	30,423,174

The accompanying notes are an integral part of these consolidated financial statements.

Highlander Silver Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

For the years ended September 30, 2024 and September 30, 2023

	Note	2024	2023
Cash provided by (used in):
Operations
Net loss for the year		$(2,124,677)	$(5,549,525)
Adjustments for:
Bonus expense	7, 8	46,500	–
Depreciation	3	29,608	10,413
Foreign exchange		(315,519)	–
Interest income		(80,052)	–
Accretion expense		8,237	–
Recovery of accounts payable		–	(42,167)
Share-based payments	7	630,626	225,314
Shares issued for services		–	12,000
Restructuring payment	7	91,094	–
Write-off of mineral property interests	5	240,594	4,608,659
Write-off of receivables		86,540	76,794
Net changes in non-cash working capital items:
Receivables		(88,419)	(42,737)
Prepaids and other		(11,268)	8,412
Accounts payable and accrued liabilities		26,039	75,071
		(1,460,697)	(617,766)
Financing
Proceeds from private placement – units issued	7	12,231,400	–
Proceeds from exercise of warrants	7	3,750	–
Share issue costs	7	(43,020)	–
		12,192,130	–
Investing
Deferred exploration and evaluation expenditures		(1,224,073)	(1,285,257)
Interest received on cash equivalents		9,680	–
Purchase of equipment		(31,543)	–
Proceeds from disposal of property and equipment		7,774	–
Acquisition of Reliant Ventures S.A.C.	4	(7,158,514)	–
Cash acquired on purchase of Reliant Ventures S.A.C.	4	109,676	–
		(8,287,000)	(1,285,257)
Effect of exchange rate changes on cash and cash equivalents		(173,241)	164,551
Increase (decrease) in cash and cash equivalents		2,271,192	(1,738,472)
Cash and cash equivalents, beginning of year		229,702	1,968,174
Cash and cash equivalents, end of year		$2,500,894	$229,702
Cash and cash equivalents, end of year comprise:
Cash balances with banks		$950,894	$229,702
Guaranteed investment certificates		1,550,000	–
		$2,500,894	$229,702

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

1.	Nature of operations and going concern

Highlander Silver Corp. (the “Company” or “Highlander”) was incorporated under the laws of the Province of British Columbia, Canada. The Company’s head office is located at 2500 – 100 King Street West, Toronto, Ontario, Canada, M5X 1A9. Its records office is located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. Its main business activity is the acquisition, exploration and evaluation of mineral properties located in Peru. These consolidated financial statements of the Company as at and for the years ended September 30, 2024 and September 30, 2023 comprise the Company and its subsidiaries (Note 2(b)). The Company’s common shares trade on the Canadian Securities Exchange.

The Company has not yet determined whether its mineral property interests contain mineral reserves that are economically viable. The Company’s continued operations, and the underlying value and recoverability of the amounts shown for mineral property interests, are entirely dependent upon the existence of economically recoverable mineral reserves of the Company and those in which it holds a mineral property or shareholder interest. The continued exploration and development of projects will depend on it receiving future cash flows from its ability to obtain share capital financing.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. As an exploration stage company, the Company does not have traditional revenue sources, and historically has relied on property option or sale proceeds and share capital financing to cover its property acquisition, exploration and evaluation expenditures and operating expenses.

As at September 30, 2024, the Company had equity of $10,945,987 (September 30, 2023 – $283,555) and a working capital of $756,931 (September 30, 2023 – $17,888). The Company has financed its operations primarily through the issuance of common shares. The Company will continue to require additional funding to maintain its ongoing exploration programs, property maintenance payments and operations and administration for the next fiscal year. The Company also recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing. These uncertainties may cast significant doubt about the Company’s ability to continue as a going concern.

On October 17, 2023, the Company consolidated its issued share capital on a ratio of two (2) old common shares for every one (1) new post-consolidated common share (the “Share Consolidation”). The current and comparative references to the common shares, weighted average number of common shares, loss per share, acquisitions, stock options and warrants have been restated to give effect to this Share Consolidation.

2.	Material accounting policy information

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB’) and the International Financial Reporting Interpretations Committee and have been applied consistently by the Company and its subsidiaries.

These consolidated financial statements have been prepared on an historical cost basis, except for financial instruments which are classified as fair value through profit or loss (“FVTPL”). In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

All amounts on these consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company and its subsidiaries with the exception of Minera CAPPEX S.A.C. and Reliant Ventures S.A.C. which have a functional currency of Peruvian Soles.

(b)	Principles of consolidation

These consolidated financial statements include the financial information of the Company and its subsidiaries.

Subsidiaries are entities controlled by the Company and are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed where necessary to align them with the policies adopted by the Company.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

The consolidated financial statements include the following entities:

Highlander Silver Corp.	100%	Parent company
Pacific West Exploration Services Inc.	100%	Exploration Company
Cappex Mineral Ventures Inc.	100%	Holding Company
Minera CAPPEX S.A.C.	100%	Exploration company
Reliant Ventures S.A.C	100%	Exploration company
San Luis Resources (BVI) Inc.	100%	Holding company
San Luis Minerals (BVI) Inc	100%	Holding company
Silver Standard Peru (BVI) Inc.	100%	Holding company

Inter-company balances and transactions, and any unrealized income (loss) and expenses arising from inter- company transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

When control of a subsidiary is lost, the Company: (a) derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position; (b) recognizes any investment retained in the former subsidiary at its fair value when control is lost and subsequently accounts for it and for any amounts owed by or to the former subsidiary in accordance with relevant IFRSs; and (c) and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest.

(c)	New accounting policies

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date.

These amendments:

●	specify the rights and condition existing at the end of the reporting period are relevant in terming whether the Company has a right to defer settlement of a liability by at least twelve months;

●	provide that management’s expectations are not a relevant consideration as to whether the Company exercise its right to defer settlement of a liability; and

●	clarify when a liability is considered settled.

On October 31, 2022, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively.

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS18 before that date.

The Company has not yet determined the impact of these amendments on its financial statements.

(d)	Financial instruments

The Company classifies its financial instruments in the following categories: as FVTPL, financial assets at amortized cost and other financial liabilities at amortized cost. The classification depends on the purpose for which the financial assets or liabilities were acquired or incurred. Management determines the classification of financial assets and liabilities at initial recognition.

(i)	Non-derivative financial assets and liabilities

Recognition

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

Classification

The Company classifies its financial assets and financial liabilities using the following measurement categories:

(a)	Those to be measured subsequently at fair value (either through other comprehensive income (loss) or through profit or loss); and

(b)	Those to be measured at amortized cost.

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at fair value through profit or loss (an irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income (loss).

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Cash and cash equivalents are classified as amortized cost. Cash equivalents include highly liquid investments with original maturities of three months or less, and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Receivables and reclamation deposit are classified as financial assets at amortized cost.

(ii)	Financial liabilities

The Company has the following financial liabilities: accounts payable and accrued liabilities and consideration payable.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Interest expense is recorded to profit or loss.

(e)	Mineral property interests

The acquisition costs of mineral property interests and any subsequent exploration and evaluation costs are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Exploration and evaluation costs incurred prior to obtaining ownership, or the right to explore a property, are expensed as incurred as property examination costs. Mineral property interests that have close proximity and have the possibility of being developed as a single mine are grouped as projects and are considered separate cash generating units (“CGU”) for the purpose of determining future mineral reserves and impairments.

The acquisition costs include the cash consideration paid and the fair value of any shares issued for mineral property interests being acquired or optioned pursuant to the terms of relevant agreements.

Proceeds received from a partial sale or option of any interest in a property are credited against the carrying value of the property. When the proceeds exceed the carrying costs the excess is recorded in profit or loss in the year the excess is received. When all of the interest in a property is sold, subject only to any retained royalty interests which may exist, the accumulated property costs are written-off, with any gain or loss included in profit or loss in the year the transaction takes place. No initial value is assigned to any retained royalty interest. The royalty interest is subsequently assessed for value by reference to developments on the underlying mineral property.

Management reviews its mineral property interests at each reporting period for signs of impairment and annually after each exploration season to consider if there is impairment in value taking into consideration current year exploration results, or likely gains from the disposition or option of the property. If a property is abandoned or inactive for a prolonged period, or considered to have no future economic potential, the acquisition and deferred exploration and evaluation costs are written-off to profit or loss.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

Once an economically viable resource has been determined for an area and the decision to proceed with development has been approved, mineral property interests attributable to that area are first tested for impairment and then reclassified to property and equipment. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. Should a project be put into production, the costs of acquisition, exploration and evaluation will be amortized over the life of the project based on estimated economic reserves. If the carrying value of a project exceeds its estimated net realizable value or value in use, an impairment provision is recorded.

When entitled, the Company records refundable mineral exploration tax credits or incentive grants on an accrual basis and as a reduction of the carrying value of the mineral property interest. When the Company is entitled to non-refundable exploration tax credits, and it is probable that they can be used to reduce future taxable income, a deferred income tax benefit is recognized.

(f)	Impairment

(i)	Financial assets

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

(ii)	Non-financial assets

Non-financial assets are reviewed quarterly by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the CGU level, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount. The Company’s mineral property interest impairment policy is more specifically discussed in Note 2(e) above.

(g)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Share capital is reduced by the average per-common-share carrying amount, with the difference between this amount and the consideration paid, added to or deducted from contributed surplus.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a unit private placement to be the more easily measurable component. The balance, if any, is allocated to the attached warrants. Any value attributed to the warrants is recorded as contributed surplus.

(h)	Share-based payment transactions

The Company has a stock option plan that provides for the granting of options to Officers, Directors, related Company employees and consultants to acquire shares of the Company. The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in contributed surplus as the options vest.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

Options granted to employees and others providing similar services are measured at grant date at the fair value of the instruments issued. Fair value is determined using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

Over the vesting period, share-based payments are recorded as an operating expense and as contributed surplus. When options are exercised, the consideration received is recorded as share capital. In addition, the related share- based payments originally recorded as contributed surplus are transferred to share capital.

When an option is cancelled, or expires, the initial recorded value is reversed from contributed surplus and credited to retained earnings (deficit).

(i)	Environmental rehabilitation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The estimated costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are determined, and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates, using a pre-tax rate that reflects the time value of money, are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through depreciation using either the unit-of-production or the straight-line method. The related liability is adjusted at each reporting date for the unwinding of the discount rate, for changes to the current market-based discount rate, and for changes to the amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged to profit or loss as extraction progresses.

(j)	Income taxes

Income tax expense is comprised of current and deferred income taxes. Current income tax and deferred income tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in equity or equity investments.

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority for the same taxable entity. A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

(k)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all potential dilutive common shares related to outstanding stock options and warrants issued by the Company for the years presented, except if their inclusion proves to be anti-dilutive.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

(l)	Foreign currency translation

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction (historical rate). Assets and liabilities of foreign operations with functional currencies other than the Canadian Dollar are translated into Canadian dollars at period end exchange rates and any revenue and expenses are translated at the average exchange rate for the period. The resulting exchange differences are recognized in foreign currency reserves.

(m)	Property and equipment

Property and equipment is carried at cost less accumulated amortization and accumulated impairment losses. The cost of an item of property and equipment consists of purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located, and, where applicable, borrowing costs.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Property and equipment, including major components, are depreciated using the straight-line method over their estimated useful lives, typically ranging from 2 to 12 years.

Assets under construction are capitalized as separate components and are presented as work in progress. Upon completion, the cost of these assets is transferred to their definitive category. Work in progress is not depreciated.

The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for property and equipment and any changes arising from the assessment are applied by the Company prospectively.

(n)	Use of estimates and material judgments

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates and judgments. Those areas requiring the use of management estimates and judgments include:

Estimates

(i)	The determination of the fair value of stock options or compensatory warrants using stock pricing models requires the input of highly subjective variables, including expected price volatility. Wide fluctuations in the variables could materially affect the fair value estimate; therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

(ii)	The Company’s provision for decommissioning and restoration represents management’s interpretation of current regulatory requirements, constructive obligations, and best estimate of the present value of the future cash outflows required to settle the liability. The provision reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk-adjusted discount rate for discounting future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. Changes to the restoration and decommissioning costs are recorded with a corresponding change to the carrying amount of the related mining property. Adjustments to the carrying amounts of the related mineral property can result in a change to future depletion expense.

Judgments

(i)	Recorded costs of mineral property interests and deferred exploration and evaluation costs are not intended to reflect present or future values of these properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that change in future conditions could require a material change in the recognized amount. Management is required, at each reporting date, to review its mineral property interests for signs of impairment. This is a highly subjective process taking into consideration exploration results, metal prices, economics, financing prospects and sale or option prospects. Management makes these judgments based on information available, but there is no certainty that a property is or is not impaired.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(ii)	The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

(iii)	Asset Acquisition

The acquisition of Reliant Ventures S.A.C. was classified as an asset acquisition, as the acquired entity does not meet the definition of a business under IFRS 3 Business Combinations. The primary asset acquired is the San Luis Project, located in the Ancash department of central Peru. The acquisition was accounted for as the purchase of individual assets and liabilities, with no goodwill recognized.

The total consideration transferred has been allocated to the identifiable assets acquired based on their estimated fair values at the acquisition date.

3.	Property and equipment

Computers		Construction in progress	Equipment and infrastructure	Furniture	Vehicles	Total

Cost
As at October 1, 2022 and September 30, 2023	$2,723	$–	$–	$718	$86,132	$89,573
Acquisition of Reliant Ventures S.A.C	–	55,796	23,438	364	3,670	83,268
Additions	2,199	–	29,344	–	–	31,543
Disposals	–	–	(1,522)	–	(6,252)	(7,774)
Foreign exchange adjustment	178	1,267	1,541	34	2,978	5,998
As at September 30, 2024	$5,100	$57,063	$52,801	$1,116	$86,528	$202,608
Accumulated depreciation
As at October 1, 2022	$889	$–	$–	$311	$67,530	$68,730
Depreciation	700	–	–	74	9,639	10,413
Foreign exchange adjustment	(72)	–	–	(22)	(572)	(666)
As at September 30, 2023	$1,517	$–	$–	$363	$76,597	$78,477
Depreciation	992	–	19,277	340	8,999	29,608
As at September 30, 2024	$2,509	$–	$19,277	$703	85,596	$108,085
Net book value
As at September 30, 2023	$1,206	$–	$–	$355	$9,535	$11,096
As at September 30, 2024	$2,591	$57,063	$33,524	$413	$932	$94,523

4.	Acquisition of Reliant Ventures S.A.C.

On May 23, 2024, the Company completed the acquisition of 100% of the shares of Reliant Ventures S.A.C. (“Reliant”), a private Peruvian company that holds the San Luis Project, located in the Ancash department of central Peru. The acquisition was made pursuant to a share purchase agreement with SSR Mining Inc. (“SSR Mining”). The total consideration for the acquisition included an initial payment of US$5,000,000 ($6,978,100) in cash, with additional contingent consideration of up to US$37,500,000 based on achieving specific project milestones (see below).

The acquisition of the San Luis Properties constitutes an asset acquisition and has been accounted for under the acquisition method, as outlined in IFRS 3, Business Combinations. However, since the assets acquired did not qualify as a business under IFRS 3, the acquisition has been treated as a purchase of individual assets and liabilities.

The allocation of the purchase price to the assets acquired and liabilities assumed is based on their estimated fair values as of the acquisition date. The assets, liabilities, and operations of the San Luis Properties have been included in the Company’s consolidated financial statements starting from May 23, 2024.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

Reliant’s assets, liabilities, and operations from May 23, 2024 are included in these consolidated financial statements.

Net assts (liabilities) of Reliant acquired	May 23, 2024
Cash	$109,676
Reclamation deposit	57,561
Receivables and prepayments	212,123
Value-added tax receivable	86,809
Property and equipment	83,268
Mineral property interests	10,623,949
Accounts payable and accrued liabilities	(134,417)
Reclamation provision	(468,180)
Net assts acquired	$10,570,789
Consideration paid on asset acquisition
Cash	$6,978,100
Contingent consideration	3,412,275
Transaction costs – cash	180,414
Total consideration paid	$10,570,789

The contingent consideration is structured around achieving specific operational milestones at the San Luis Project:

1.	US$1,250,000 after the commencement of an initial drilling program (“Milestone 1”);
2.	US$1,250,000 after the first anniversary of the commencement of an initial drilling program (“Milestone 2”);
3.	US$5,000,000 after the completion of a feasibility study (“Milestone 3”);
4.	US$10,000,000 after the beginning of commercial production (“Milestone 4”);
5.	US$10,000,000 after the first anniversary of commercial production (“Milestone 5”); and
6.	US$10,000,000 after the second anniversary of commercial production (“Milestone 6”).

The current liability for consideration payable consists of the US$1,250,000 ($1,687,375) payable upon commencement of an initial drilling program (“Milestone 1”). The non-current liability consists of the US$1,250,000 ($1,687,375) payable upon the first anniversary of the commencement of an initial drilling program (“Milestone 2”). Given the current stage of the project and the uncertainty surrounding the achievement of Milestones 3, 4, 5 and 6, it is not possible to reliably estimate the probability of these events occurring. As a result, only Milestone 1 and 2, which are considered highly probable, have been recognized as part of the contingent consideration.

The Company recognized a provision for environmental restoration and for the closure of its mining units corresponding to its legal obligation to restore the environment at the end of its operations. At the date of initial recognition of the liability arising from this obligation, the provision was measured at the estimated future value and discounted to its present value on the reporting date (Note 6).

5.	Mineral property interests

	Alta Victoria Property	Politunche Property	Estrella	San Luis	Total
October 1, 2023	$–	$–	$254,571	$–	$254,571
Acquisitions/staking/ assessments	36,722	–	–	10,623,949	10,660,671
Administrative	–	–	–	21,134	21,134
Dues & fees	17,890	–	23,403	65,295	106,588
Field equipment and related expenditures	19,993	–	26,593	39,703	86,289
Geological and related expenditures	30,383	–	154,110	137,884	322,377
Legal expenses	7,582	1,965	3,658	4,606	17,811
Personnel	118,692	17	162,383	256,899	537,991
Services	7,054	296	27,421	33,034	67,805
Travel	–	–	–	4,395	4,395
Impairments/write-downs	(238,316)	(2,278)	–	–	(240,594)
Foreign exchange translation	–	–	31,199	255,315	286,514
September 30, 2024	$–	$–	$683,338	$11,442,214	$12,125,552

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

	Alta Victoria Property	Politunche Property	Estrella	San Luis	Total
October 1, 2022	$3,506,341	$138,971	$3,701	$–	$3,649,013
Acquisitions/staking/ assessments	86,385	29,503	44,013	–	159,901
Administrative	86,916	–	160,364	–	247,280
Dues & fees	70,917	–	–	–	70,917
Field equipment and related expenditures	31,719	6,699	5,774	–	44,192
Geological and related expenditures				–
	279,553	8,364	4,362		292,279
Legal expenses	3,716	4,693	612	–	9,021
Personnel	337,285	7,563	22,853	–	367,701
Services	13,268	780	12,976	–	27,024
Impairments/write-downs	(4,412,260)	(196,399)	–	–	(4,608,659)
Foreign exchange translation	(3,840)	(174)	(84)	–	(4,098)
September 30, 2023	$–	$–	$254,571	$–	$254,571

The Company’s wholly-owned projects are comprised of the rights to explore various mineral claims and tenures at various stages of exploration. Unless otherwise noted they are not subject to any option or sale agreements. Certain of the claims are subject to a net smelter returns royalty (“NSR”), as detailed below.

San Luis Project

The San Luis Project is a gold-silver exploration property located in the Ancash department of central Peru. The Company acquired the project on May 23, 2024, through the purchase of 100% of the shares of Reliant Ventures S.A.C., which holds the rights to the San Luis Project.

As part of the acquisition agreement, the Company agreed to pay SSR Mining an initial cash payment US$5,000,000 ($6,978,100) paid in cash (paid) and up to US$37,500,000 in contingent consideration upon the achievement of specific project milestones (Note 4). These milestones include the commencement of drilling, completion of a feasibility study, and milestones related to commercial production. Additionally, SSR Mining retained a 4% net NSR on the project. The Company has the option to buy back 2% of this royalty for US$15,000,000 at any time prior to the commencement of mine construction.

La Estrella

On August 10, 2021, the Company purchased from Compania Minera Ares S.A.C. mining claims known as the Estrella claims located in central Peru in consideration for a cash payment of $3,701 (US$2,700), being payment of the administrative costs and a 2% NSR. The Company, at its sole discretion and at any time may purchase 50% of the NSR for a consideration of US$200,000 and the remaining 50% for a consideration of US$300,000.

The Estrella 002 concession was acquired via auction with the Peruvian Mining Authority for consideration of US$31,000 (paid).

In addition, the Company has acquired the La Estrella project database including diamond drill core, assay results and laboratory certificates from Alianza Minerals Ltd. in consideration for the payment of $15,000 (paid) and the issuance of 37,500 common shares (issued).

Alta Victoria Property

Following a strategic review of the Company’s mineral project portfolio, the decision was taken to allow the mining lease at Alta Victoria to lapse on December 4, 2023.

Politunche Property

Following a strategic review of the Company’s portfolio, the Company terminated its option to acquire a 100% interest in the Politunche project.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

6.	Reclamation provision

As at September 30, 2024, the Company has considered that the reclamation and closure cost provision on its San Luis Project is estimated to be $492,426 (2023 – $nil).

September 30, 2024
Balance, beginning of year	$–
Acquisition of Reliant Ventures S.A.C	468,180
Accretion	8,237
Foreign exchange adjustment	16,009
Balance, end of year	$492,426

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at September 30, 2024 are $573,958 (September 30, 2023 – $nil), which have been inflated at an average rate of 1.98% per annum (September 30, 2023 – nil) and discounted at an average rate of 5.25% (September 30, 2023 – nil).

7.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value, an unlimited number of preferred shares without par value. All issued shares are fully paid. At September 30, 2024, the Company holds no shares (2023 – 9,765,456) in escrow.

Transactions for the issue of share capital during the year ended September 30, 2024:

(a)	On October 19, 2023, the Company completed a financing whereby 30,000,000 units were issued at $0.10 per unit for gross proceeds of $3,000,000. Each unit is comprised of one common share and one warrant exercisable at a price of $0.15 per share for a period of 3 years from the date of issuance. The Company incurred $43,443 in share issue costs in respect of this financing.

(b)	On May 8, 2024, the Company completed an offering of 20,514,222 common shares of the Company at a price of $0.45 per share for gross proceeds of $9,231,400. The Company incurred $24,500 in share issue costs in respect of this financing.

(c)	On May 21, 2024, upon the exercise of common share purchase warrants, 25,000 common shares were issued at $0.15 per share for proceeds of $3,750.

(d)	On August 8, 2024, the Company issued 75,000 common shares with a fair value of $46,500 to the CEO as a performance bonus. Additionally, 146,923 common shares with a fair value of $91,094 were issued as restructuring payment to a former director for the cancellation of 450,000 stock options.

Transactions for the issue of share capital during the year ended September 30, 2023:

(e)	On February 15, 2023, the Company issued 50,000 common shares of the Company to the CEO In connection with a Management Consulting Agreement. The shares had a fair value of $12,000 ($0.24 per share) on issuance, which has been presented as management fees on the Company’s consolidated statement of loss and comprehensive loss.

(f)	On March 29, 2023, the Company issued 37,500 common shares of the Company to Alianza Minerals Ltd. in consideration for the acquisition of The Estrella 002 concession. The shares had a fair value of $12,000 ($0.32 per share) on issuance, which has been present as acquisition costs.

Commitment to issue shares

On November 16, 2020, the Company issued 125,000 common shares pursuant to a consulting agreement with the former CEO. These shares have a fair value, calculated using the market price at grant date of $0.43 totaling $53,750. The shares will vest quarterly over a period of 12 months from issuance. The total share-based payments recorded as for the year ended September 30, 2021 was $46,319. As at September 30, 2024, the shares have not been issued.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

Stock options

The Company has an incentive stock option plan (the “Plan”) which provides for the granting of options. The maximum number of Shares issuable under the Plan shall not exceed 10% of the number of shares of the Company issued and outstanding as of each award date, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options. Options granted under the Plan may have a maximum term of five years and the Board may in its discretion attach vesting conditions to options.

		2024		2023
For the year ended September 30,	2024 Number of options	Weighted Average Exercise price	2023 Number of options	Weighted Average Exercise price
Balance, beginning of year	$1,625,000	$0.51	$1,062,500	$0.60
Granted	1,737,500	0.56	850,000	0.42
Forfeited/expired/cancelled	(787,500)	0.58	(287,500)	0.59
Balance, end of year	$2,575,000	$0.52	$1,625,000	$0.51

As at September 30, 2024, the Company had stock options outstanding and exercisable as follows:

Outstanding				Exercisable
Expiry date	Exercise price	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
August 10, 2025	$0.54	15,000	0.86	15,000	0.86
November 3, 2026	0.60	197,500	2.09	197,500	2.09
March 1, 2027	0.60	50,000	2.42	50,000	2.42
March 12, 2027	0.55	1,362,500	2.45	1,362,500	2.45
September 20, 2027	0.78	100,000	2.97	20,000	2.97
March 3, 2028	0.42	850,000	3.42	750,000	3.42
	0.52	2,575,000	2.75	2,395,000	2.72

During the year ended September 30, 2024, the Company granted 1,637,500 stock options to Directors, Officers and Company employees. The stock options are exercisable at $0.55 for a period of three years and vest immediately.

Additionally, the Company granted 100,000 stock options to a Company employee, which are exercisable at $0.78 for a period of three years, with 20% vesting immediately, with a further 20% vesting each six-month period thereafter.

The stock options were valued using the Black-Scholes option pricing model with the following assumptions:

1,637,500 options with expected life of the options - 3 years, expected stock price volatility – 125%, no dividend yield, and a risk-free interest rate of 2.84%. Using the above assumptions, the fair value of options granted during year ended September 30, 2024 was approximately $0.35 per option for a total of $578,440.

100,000 options with expected life of the options - 3 years, expected stock price volatility – 125%, no dividend yield, and a risk-free interest rate of 3.9%. Using the above assumptions, the fair value of options granted during year ended September 30, 2024 was approximately $0.51 per option for a total of $51,096.

During the year ended September 30, 2023, the Company granted 850,000 stock options to Directors, Officers and related Company employees. The stock options are exercisable at $0.42 for a period of five years and 25% vest immediately, with a further 25% vesting every six months thereafter.

The stock options were valued using the Black-Scholes option pricing mode with the following assumptions:

850,000 options with expected life of the options - 5 years, expected stock price volatility – 125%, no dividend yield, and a risk-free interest rate yield of 3.55%. Using the above assumptions, the fair value of options granted during the year ended September 30, 2023 was approximately $0.18 per option for a total of $156,534.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

The total share-based payment expense for the year ended September 30, 2024 was $630,626 (2023 - $225,314), which is presented as an operating expense, and includes options that vested during the year.

During the year ended September 30, 2024, a total of 787,500 stock options were cancelled as a result of the resignation or termination of certain individuals. On cancellation, the original fair value of $291,893 was reversed from reserves and credited to deficit.

During the year ended September 30, 2023, a total of 287,500 stock options were cancelled as a result of the resignation or termination of certain individuals. On cancellation, the original fair value of $90,855 was reversed from reserves and credited to deficit.

Warrants

As an incentive to complete a private placement the Company may issue units which include common shares and common share purchase warrants. Using the residual value method, the Company determines whether a value should be allocated to the warrants attached to private placement units. Finders’ warrants may be issued as a private placement share issue cost and are valued using the Black-Scholes option pricing model.

A summary of the status of the Company’s warrants as at September 30, 2024 and September 30, 2023 and changes during the year then ended is as follows:

	Number of warrants	Weighted average exercise price
Outstanding, September 30, 2022	9,100,002	$0.50
Expired	(9,100,002)	0.50
Outstanding, September 30, 2023	–	$–
Issued	30,000,000	0.15
Exercised	(25,000)	0.15
Outstanding, September 30, 2024	29,975,000	$0.15

The following table summarizes information about the warrants outstanding as at September 30, 2024:

Exercise price	Number of warrants outstanding	Remaining contractual life (years)
$0.15	29,975,000	2.05

8.	Related party payables and transactions

A number of key management personnel and Directors hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities. There were no loans to key management personnel or Directors, or entities over which they have control or significant influence during the years ended September 30, 2024 and September 30, 2023.

Key management personnel and Directors receive no salaries, non-cash benefits (other than incentive stock options), or other remuneration directly from the Company, other than noted below, and there are no contracts with them that cannot be terminated without penalty on thirty to ninety days advance notice. Key management personnel and Directors participate in the Company’s stock option plan.

During the year ended September 30, 2024, the CEO of the Company was issued 75,000 common shares as consideration for a performance bonus, with a fair value of $46,500.

During the year ended September 30, 2024, key management of the Company were granted 1,525,000 stock options exercisable at $0.55 for a period of three years, with a fair value of $538,701.

During the year ended September 30, 2023, key management of the Company were granted 850,000 stock options exercisable at $0.42 for a period of five years, with a fair value of $156,534.

The following related parties transacted with the Company or Company controlled entities during the period:

(a)	Stephen Brohman was the Company’s CFO during the reporting period. He is a principal of Donaldson Brohman Martin CPA Inc. (“DBM CPA”), a firm in which he has significant influence. DBM CPA provides the Company with accounting and tax services (included within professional fees).

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

(b)	Philip Anderson was former Director, former interim CEO and General Manager of Minera CAPPEX S.A.C. He provided the Company with geological, management and administrative services. He resigned during the year ended September 30, 2023.

(c)	David Fincham was appointed as the Company’s CEO effective October 2022 and continued as the Company’s CEO through the reporting period.

(d)	Graeme Lyall was a Company Director during the reporting period. He has significant influence of Lyall Consult SPA. (“Lyall”). Lyall provided the Company with geological services during the reporting period.

(e)	Dr. Leandro Echavarria was the Company’s VP of Exploration. He has significant influence of LE Geological Services USA. (“LE Geo”). LE Geo provided the Company with geological services during the reporting period.

The aggregate value of transactions and outstanding balances with key management personnel and Directors and entities over which they have control or significant influence were as follows:

	Transactions year ended September 30,	Transactions year ended September 30,	Balances Outstanding September 30,	Balances Outstanding September 30,
	2024	2023	2024	2023
DCM CPA	$115,888	$70,738	$5,250	$5,250
Philip Anderson	–	80,903	–	–
Lyall Consult CPA	29,435	45,241	349	15,379
LE Geological Services	207,630	158,569	18,245	16,200
David Fincham	220,667	239,329	21,624	78,487
	$573,620	$594,780	$45,468	$115,316

All related party balances are unsecured and are due within thirty days without interest.

9.	Income Taxes

Income tax (expense) recovery for the years ended September 30, 2024 and September 30, 2023 varies from the amount that would be computed from applying the combined federal and provincial income tax rate to income (loss) before income taxes as follows:

	2024	2023
Net loss before income taxes	$(2,124,677)	$(5,549,525)
Statutory Canadian corporate tax rate	27%	27%
Anticipated income tax recovery	$(574,000)	$(1,498,000)
Change in tax resulting from:
Change in statutory, foreign tax, foreign exchange rates and other	(31,000)	(168,000)
Permanent differences	171,000	76,000
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	61,000	71,000
Share issue costs	(18,000)	–
Change in unrecognized deductible temporary differences	391,000	1,519,000
Net deferred income tax recovery	$–	$–

The significant components of the Company’s deferred income tax assets (liability) are as follows:

	2024	2023
Deferred tax assets (liabilities)
Exploration and evaluation assets	$1,372,000	$1,348,000
Property and equipment	77,000	74,000
Share issue costs	15,000	1,000
Non-capital losses available for future periods	1,016,000	666,000
	$2,480,000	$2,089,000
Unrecognized deferred tax assets	(2,480,000)	(2,089,000)
Net deferred tax assets	$–	$–

As at September 30, 2024, the Company has non-capital loss carry forwards of approximately $3,703,000 which expire between 2027 and 2044. In addition the Company has unclaimed resource and other deductions in the amount of approximately $nil, which may be deducted against future taxable income.

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

As at September 30, 2024, the Company has share issue costs totaling approximately $54,000 (September 30, 2023 -$2,000), which have not been claimed for income tax purposes.

Income tax attributes are subject to review and potential adjustments by tax authorities.

10.	Supplemental cash flow information

The Company incurred non-cash financing and investing activities during the years ended September 30, 2024 and September 30, 2023 as follows:

For the year ended September 30,	2024	2023
Non-cash financing activities
Fair value reversal for expiry of stock options	$(291,893)	$(90,855)
Non-cash investing activities
Deferred exploration expenditures included in accounts payable and accrued liabilities	$(18,224)	$(41,185)
Deferred exploration expenditures paid by issue of common shares	–	(12,000)
	$(18,224)	$(53,185)

Further, there were no amounts paid for income taxes or interest during the years ended September 30, 2024 and September 30, 2023.

11.	Financial risk management

Capital management

The Company is a junior resource exploration company and considers items included in equity as capital. The Company has no debt and does not expect to enter into debt financing. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, purchase shares for cancellation pursuant to normal course issuer bids or make special distributions to shareholders. The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. The Company’s capital structure as at September 30, 2024 is comprised of equity of $10,945,987 (September 30, 2023 - $283,555).

The Company has no traditional revenue sources. In order to fund future projects and pay for administrative costs the Company will spend its existing working capital. The Company’s ability to continue as a going concern on a long-term basis and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation, is primarily dependent upon its continued ability to find and develop mineral properties, and there being a favorable market in which to sell or option the properties; and or its ability to borrow or raise additional funds from equity markets.

Financial instruments – fair value

The Company’s financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities, and consideration payable.

The carrying value of cash and cash equivalents, receivables, accounts payable and accrued liabilities and consideration payable approximate their fair value because of the short-term nature of the instruments.

Financial instruments measured at fair value on the statements of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Highlander Silver Corp.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars, Unless Noted Otherwise)
For the years ended September 30, 2024 and September 30, 2023

Financial instruments - risk

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

(a)	Credit risk

The Company is exposed to credit risk by holding cash and cash equivalents. This risk is minimized by holding the majority of funds in Canadian banks and credit unions or with Canadian governments. The Company has minimal receivables exposure, and its various refundable credits are due from Canadian government.

(b)	Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Fluctuations in market rates do not have a significant impact on the Company’s operations. For the years ended September 30, 2024 and September 30, 2023, every 1% fluctuation in interest rates up or down would have had an insignificant impact on profit or loss.

(c)	Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

(d)	Currency risk

As at September 30, 2024 all of the Company’s cash and cash equivalents was held either in Canadian dollars, US dollars or Peruvian Soles. The Company incurs expenditures in Canada and Peru, and as such is exposed to currency risk associated with these costs.

A change in the value of the Peruvian Soles by 10% relative to the Canadian dollar would not have a significant impact on the Company’s working capital and net loss for years ended September 30, 2024, and September 30, 2023.

12.	Segmented information

The Company operates in one reportable operating segment being the acquisition, exploration, and evaluation of mineral properties in Canada and Peru. As at September 30, 2024, the Company holds non-current assets comprising mineral property interests of $12,125,552 (September 30, 2024 – $254,571), and property and equipment of $94,523 (September 30, 2024 – $11,096) in Peru. The remainder of the Company’s non-current assets are located in Canada.

13.	Subsequent Events

On October 9, 2024, upon the exercise of warrants, 25,000 common shares were issued for proceeds of $3,750.

On October 18, 2024, upon the cashless exercise of 1,250,0000 stock options, 474,365 common shares were issued.

On October 21, 2024, the Company granted 4,370,000 stock options to Directors, Officers and related Company employees.

On November 25, 2024, the Company amended agreements with SSR Mining to include the following payment obligations (Note 4):

●	US$1,250,000 after the commencement of an initial drilling program (“Milestone 1”)

●	US$1,250,000 after the first anniversary of the commencement of an initial drilling program (“Milestone 2”)

On January 2, 2025, the Company granted 1,600,000 stock options to Directors and Officers.